Exhibit 12
Associated Estates Realty Corporation
Calculation of Ratio of Combined Fixed Charges and Preferred Stock Dividends to Earnings

	For the three
	months ended	For the years ended December 31,
	3/31/2010	2009	2008	2007	2006	2005

Pretax (loss) income from continuing operations before equity in net (loss) income of joint ventures and net income attributable to noncontrolling redeemable interest	$(2,815)	$(9,417)	$(11,297)	$(15,676)	$(25,311)	$(15,177)
Fixed charges (see below)	8,155	34,399	38,915	41,894	55,875	43,256
Amortization of capitalized interest	42	169	234	418	409	409
Distributed income of equity investees	—	—	—	780	318	—
Capitalized interest	(81)	(119)	—	—	—	—

Earnings as adjusted	$5,301	$25,032	$27,852	$27,416	$31,291	$28,488

Fixed Charges:
Interest expense and amortization of deferred costs	$8,061	$34,251	$38,865	$41,823	$55,821	$43,150
Capitalized interest	81	119	—	—	—	—
Interest expense included in rent/operating leases (33%)	13	29	50	71	54	106

Total fixed charges	8,155	34,399	38,915	41,894	55,875	43,256
Preferred stock dividends	1,050	4,199	4,655	4,924	5,046	5,130

Combined fixed charges and preferred stock dividends	$9,205	$38,598	$43,570	$46,818	$60,921	$48,386

Ratio of earnings to combined fixed charges and preferred stock dividends	0.58	0.65	0.64	0.59	0.51	0.59

Ratio of earnings to fixed charges	0.65	0.73	0.72	0.65	0.56	0.66